Exhibit 99.1

Delhaize Group SA/NV
Rue Osseghemstraat 53
1080 Brussels, Belgium
Register of legal entities 0402.206.045 (Brussels)
www.delhaizegroup.com

NOTICE

The Board of Directors cordially invites the holders of shares, bonds and warrants issued by Delhaize Group SA/NV (the “Company”) to attend the extraordinary shareholders’ meeting of the Company that will be held on Monday March 14, 2016 at 2:00 p.m. (CET) at the Proximus Lounge, rue Stroobantsstraat 51 in 1140 Brussels, Belgium. The agenda of the meeting is set forth below.

Shareholders representing at least 50% of the share capital of the Company must be present or represented at the extraordinary shareholders’ meeting on March 14, 2016 in order to allow the shareholders to validly consider and vote upon item 3. set forth below. If this quorum requirement is not satisfied, a new extraordinary shareholders’ meeting will be convened for March 31, 2016 at 2:00 p.m. (CET) at the same location, without any quorum requirement, to validly consider and vote upon all items of the agenda set forth below.

We request that all persons attending the meeting arrive by 1:15 p.m. (CET) in order to timely complete the registration formalities.

AGENDA

1.	Acknowledgment and discussion of the following documents of which the shareholders could receive a copy free of charge:

i.	the joint cross-border merger proposal, drawn up by the Management Board of Koninklijke Ahold N.V. (“Ahold”) and the Board of Directors of the Company, in accordance with Article 5 of Directive 2005/56/EC of the European Parliament and of the Council of 26 October 2005 on cross-border mergers of limited liability companies, Article 772/6 of the Belgian Companies Code and section 2:312 juncto 2:326 juncto 2:333d of the Dutch Civil Code (the “Merger Proposal”);

ii.	the board report, drawn up by the Board of Directors of the Company, in accordance with Article 7 of Directive 2005/56/EC of the European Parliament and of the Council of 26 October 2005 on cross-border mergers of limited liability companies and Article 772/8 of the Belgian Companies Code (the “Board Report”); and

iii.	the report, drawn up by the Company’s statutory auditor, in accordance with Article 8 of Directive 2005/56/EC of the European Parliament and of the Council of 26 October 2005 on cross-border mergers of limited liability companies and Article 772/9 of the Belgian Companies Code (the “Auditor’s Report”).

2.	Communication of any material changes in the assets and liabilities of the companies involved in the merger between the date of the Merger Proposal and the date of the merger, in accordance with Article 696 juncto 772/1 of the Belgian Companies Code.

3.	Cross-border merger by acquisition of the Company by Ahold – Reference provisions of the Dutch Law Role Employees at European Legal Entities – Transfer of real estate

Proposed resolution: approval of:

i.	the Merger Proposal, conditional upon the satisfaction of the conditions precedent set out in the Merger Proposal and effective as from 00:00 a.m. CET on the first day after the day on which a Dutch civil law notary executes the Dutch notarial deed of cross-border merger (the “Effective Time”);

ii.	the cross-border merger by acquisition of the Company by Ahold within the meaning of Article 2.2 a) of Directive 2005/56/EC of the European Parliament and of the Council of 26 October 2005 on cross-border mergers of limited liability companies, Articles 671 and 772/1 of the Belgian Companies Code and Section 2:309 juncto Section 2:333 of the Dutch Civil Code, in accordance with the terms of the Merger Proposal, conditional upon the satisfaction of the conditions precedent set out in the Merger Proposal and effective as from and conditional upon the Effective Time, and hence dissolution without liquidation of the Company;

iii.	the application of the reference provisions of Section 1:31, subsections 2 and 3 of the Dutch Law Role Employees at European Legal Entities (Wet Rol Werknemers bij Europese Rechtspersonen) (the “RWER Law”) instead of initiating negotiations with a special negotiating body (as referred to in Section 2:333k subsection 12 of the Dutch Civil Code) and, hence, to continue the existing situation at the level of Ahold or at the level of the Company with respect to employee participation as defined in Article 1:1 of the RWER Law; and

iv.	the fact that the real property and immovable rights in rem of which the Company declares to be the owner shall be the subject of separate notarial deeds which shall contain the legal formalities to be complied with regarding the transfer of such real property and immovable rights in rem (without prejudice to the legal formalities which are contained in the minutes of this extraordinary shareholders’ meeting) and which shall be transcribed in the records of the competent mortgage registries.

4.	Grant of Delhaize EU PSUs to Mr. Frans Muller

Proposed resolution: approval of the exceptional grant to Mr. Frans Muller of Delhaize EU PSUs prior to the day on which a Dutch civil law notary executes the Dutch notarial deed of cross-border merger (the “Closing”) and with a value of EUR 1.5 million. The vesting of the Delhaize EU PSUs shall occur three years after grant, subject to company performance against financial targets, which currently relate to shareholder value creation, fixed upon grant. The number of shares to be received upon vesting of the Delhaize EU PSUs will vary from 0% to 150% of the awarded number of Delhaize EU PSUs, in function of the achieved company performance against financial targets and upon Closing the performance will be measured against targets as set for the combined company’s long-term incentive plan.

Vesting of the Delhaize EU PSUs granted under this exceptional grant will be conditional upon (i) Closing taking place, and (ii) Mr. Frans Muller’s continued work under his management contract with the Company on the date of Closing. If any of these vesting conditions is not met, vesting will not take place and the Delhaize EU PSUs granted under this exceptional grant will automatically expire and become null and void.

Upon Closing, the Delhaize EU PSUs granted under this exceptional grant will be converted into performance shares under the combined company’s long-term incentive plan.

5.	Release from liability of the directors

Proposed resolution: approval of the release of the directors from any liability arising from the performance of their duties during the period from 1 January 2016 until the date of this extraordinary shareholders’ meeting.

6.	Delegation of powers

Proposed resolution: approval of the delegation of powers to:

i.	B-Docs BVBA, having its registered office at Willem De Zwijgerstraat 27, 1000 Brussels, with the power to sub-delegate, to perform all formalities with the Register of Legal Entities, the VAT administration and any business one-stop-shop in order to amend and/or cancel the registration of the Company with the Crossroads Bank for Enterprises, as well as to perform all formalities resulting from the dissolution of the Company;

ii.	any current director of the Company, as well as to Philippe Dechamps, Nicolas Jérôme, Els Steen and Benoit Stockman, acting individually and with the power to sub-delegate, to sign, jointly with one or more representative(s) to be appointed by the general meeting of Ahold, the notarial deeds referred to in resolution 3.iv. above, as well as any rectifying notarial deeds regarding any material errors or omissions with respect to the real property or immovable rights in rem of the Company; and

iii.	any current director of the Company, as well as to Philippe Dechamps and Nicolas Jérôme, acting individually and with the power to sub-delegate, to implement the decisions taken by the extraordinary shareholders’ meeting and to carry out all necessary or useful formalities to that effect.

QUESTIONS - NEW ITEMS OR RESOLUTIONS

A time for questions is provided during the shareholders’ meeting. Shareholders may submit written questions in advance of the shareholders’ meeting in relation to the items on the agenda. Shareholders are also entitled to orally ask questions at the shareholders’ meeting. Written questions should be addressed to the Board of Directors (c/o Mr. Nicolas Jérôme, Delhaize Group SA/NV, Square Marie Curie 40, 1070 Anderlecht, Belgium, fax no. + 32 (0)2 412 83 89, e-mail: generalmeeting@delhaizegroup.com) and must be received by Tuesday March 8, 2016, 5.00 pm (CET). Questions validly addressed to the Company will be raised during question time. Written questions of a shareholder will only be considered if the shareholder has complied with the registration and confirmation procedure as indicated below.

One or more shareholders holding together at least 3% of the share capital of the Company can request to put an item on the agenda of the extraordinary shareholders’ meeting and table resolution proposals for items included on the agenda of the extraordinary shareholders’ meeting. Such requests should be addressed to the Board of Directors (c/o Mr. Nicolas Jérôme, Delhaize Group SA/NV, Square Marie Curie 40, 1070 Anderlecht, Belgium, fax no. + 32 (0)2 412 83 89, e-mail: generalmeeting@delhaizegroup.com) and must be received by Sunday February 21, 2016, 5.00 pm (CET). The Company will publish a revised agenda by no later than Sunday February 28, 2016 if it has validly received within the above-mentioned period one or more requests to add new items or new resolutions to the agenda.

More information concerning the above rights and their exercise modalities is available on the Company’s website www.delhaizegroup.com.

ATTENDANCE FORMALITIES

In order to attend the extraordinary shareholders’ meeting of the Company, shareholders must comply with the following formalities:

1) Registration

Pursuant to Articles 31 and 32 of the articles of association of the Company, the right of a shareholder to attend and to vote his/her/its shares at the extraordinary shareholders’ meeting on Monday March 14, 2016 is subject to the registration of such shares in the name of the shareholder by 11:59 p.m. (CET) on Monday February 29, 2016 (the “Record Date”), either in the register of registered shares of the Company or in the case of dematerialized shares, in the accounts of an authorized securities account keeper or clearing institution, in each case for the number of shares for which the shareholder wants his/her/its shareholding to be registered on the Record Date and which the shareholder wants to vote at the shareholders’ meeting.

For dematerialized shares, the authorized securities account keeper, clearing institution or financial intermediary will issue a certificate to the shareholder certifying the number of shares held by the shareholder on the Record Date and for which he/she/it intends to participate in the meeting. Owners of dematerialized shares should request their securities account keeper, clearing institution or financial intermediary to send this certificate directly to Euroclear Belgium, attn. Issuer Services, 1 Boulevard du Roi Albert II, 1210 Brussels (Belgium) (e-mail: ebe.issuer@euroclear.com / fax: +32 2 337 54 46) by Tuesday March 8, 2016 before 5:00 p.m. (CET).

Shares will not be blocked as a result of shareholders following the above-mentioned process. Shareholders can thus dispose of their shares after the Record Date.

2) Confirmation of participation

In addition, shareholders intending to attend the shareholders’ meeting must give notice of such intent as follows:

(i)	Owners of registered shares must deliver to the Company by Tuesday March 8, 2016, a signed attendance form evidencing their intent to attend the meeting. Such attendance form can be obtained at the address indicated below and must be sent to the address, fax number or e-mail address indicated below.

(ii)	Owners of dematerialized shares must give notice of their intent to attend the shareholders’ meeting to Euroclear Belgium, attn. Issuer Services, 1 Boulevard du Roi Albert II, 1210 Brussels (Belgium) (e-mail: ebe.issuer@euroclear.com / fax: +32 2 337 54 46) by Tuesday March 8, 2016 before 5:00 p.m. (CET).

For shareholders voting by proxy or by correspondence, their proxy or form for voting by correspondence will serve as notice of their intent to attend the shareholders’ meeting. Such shareholders must however comply with the registration procedure indicated under item 1) above.

Only persons who are shareholders of the Company on the Record Date and who have given notice as indicated above are entitled to attend and vote at the meeting.

PROXY VOTING

Shareholders are permitted to be represented by a proxy holder. The forms of proxy which may be used in order to be represented can be obtained:

●	at the address mentioned below; or

●	at Euroclear Belgium, attn. Issuer Services, 1 Boulevard du Roi Albert II, 1210 Brussels (Belgium) (e-mail: ebe.issuer@euroclear.com / fax: +32 2 337 54 46); or

●	on the Company’s website at www.delhaizegroup.com.

The appointment of a proxy holder is to be made in writing and must be signed by the shareholder.

Owners of dematerialized securities intending to be represented by a proxy holder must return their signed proxies by Tuesday March 8, 2016 before 5:00 p.m. (CET) to Euroclear Belgium, attn. Issuer Services, 1 Boulevard du Roi Albert II, 1210 Brussels (Belgium) (e-mail: ebe.issuer@euroclear.com / fax: +32 2 337 54 46).

Owners of registered securities must return their signed proxies to the Company (at the address, fax number or e-mail address below) by Tuesday March 8, 2016 before 5:00 p.m. (CET).

Shareholders who wish to be represented by a proxy holder must in addition comply with the above registration procedure.

VOTE BY CORRESPONDENCE

Shareholders can vote by correspondence. The forms which must be used in order to validly vote by correspondence can be obtained:

●	at the address mentioned below; or

●	at Euroclear Belgium, attn. Issuer Services, 1 Boulevard du Roi Albert II, 1210 Brussels (Belgium) (e-mail: ebe.issuer@euroclear.com / fax: +32 2 337 54 46); or

●	on the Company’s website at www.delhaizegroup.com.

The signed form for voting by correspondence must be delivered to the Company (at the address, fax number or e-mail address below) by Tuesday March 8, 2016 before 5:00 p.m. (CET).

Shareholders who wish to vote by correspondence must in addition comply with the above registration procedure.

HOLDERS OF BONDS OR WARRANTS

Holders of bonds or warrants issued by the Company may attend the meeting in an advisory capacity as provided for under the Belgian Companies Code and are subject to the same registration and confirmation procedure as those applicable to shareholders.

PROOF OF IDENTITY AND POWERS

In order to attend the meeting, individuals holding securities and proxy holders must prove their identity and representatives of legal entities must provide copies of documents establishing their identity and their representation powers, in each case at the latest immediately prior to the beginning of the meeting.

AVAILABILITY OF DOCUMENTS

The Merger Proposal, the Board Report, the Auditor’s Report, and all the documents relating to this shareholders’ meeting which the law requires to make available to shareholders are available on the Company’s website (www.delhaizegroup.com). Shareholders can obtain at no cost copies of all documents which the law requires to be made available to them at the address mentioned below during normal office hours, or on the Company’s website at www.delhaizegroup.com as from the date of publication of this convening notice.

Address of the Company:

Delhaize Group SA/NV
c/o Ms. Sandy Paquet
Square Marie Curie 40
1070 Brussels
Belgium
Tel: +32 2 412 75 82
Fax: +32 2 412 83 89
e-mail: generalmeeting@delhaizegroup.com

The Board of Directors

Annex 1 to Exhibit 99.1

Delhaize Group SA/NV
Rue Osseghemstraat 53
1080 Brussels, Belgium
Register of legal entities 0402.206.045 (Brussels)
www.delhaizegroup.com

ATTENDANCE FORM FOR REGISTERED SHAREHOLDERS

The undersigned:

First name	:

Family name	:

Domicile	:

or

Corporate name	:

Form of corporation	:

Registered office	:

hereby represented by (first name, family name and capacity) :

holder of ……......…...... registered shares of Delhaize Group SA/NV, with registered office at rue Osseghemstraat 53, 1080 Brussels, Belgium registered with the Register of Legal Entities under number 0402.206.045 (“Delhaize Group” or the “Company”), hereby notifies Delhaize Group of his/her/its intent to attend the extraordinary shareholders’ meeting of Delhaize Group that will take place on Monday March 14, 2016 at 2:00 p.m. (CET) at the Proximus Lounge, rue Stroobantsstraat 51 in 1140 Brussels, Belgium.

If you plan to participate in the extraordinary shareholders’ meeting, please inform us accordingly and return this form, duly completed, to the attention of Ms. Sandy Paquet at the address mentioned above.

Signature:

Name:

Date:

Annex 2 to Exhibit 99.1

Delhaize Group SA/NV
Rue Osseghemstraat 53
1080 Brussels, Belgium
Register of legal entities 0402.206.045 (Brussels)
www.delhaizegroup.com

SHAREHOLDER PROXY

The undersigned:

First name	:

Family name	:

Domicile	:

or

Corporate name	:

Form of corporation	:

Registered office	:

holder of ................. registered shares of Delhaize Group SA/NV, with registered office at rue Osseghemstraat 53, 1080 Brussels, Belgium, registered with the Register of Legal Entities under number 0402.206.045 (“Delhaize Group” or the “Company”) and/or ................. dematerialized shares of Delhaize Group, will be represented at the extraordinary shareholders’ meeting of Delhaize Group that will take place on Monday March 14, 2016 at 2:00 p.m. (CET) at the Proximus Lounge, rue Stroobantsstraat 51 in 1140 Brussels, Belgium, for the number of shares indicated above, limited however to the number of shares the holding of which is established on the record date, i.e., on Monday February 29, 2016 at 11:59 p.m. (CET), and

hereby appoints as proxy holder the following person, with power to substitute:

.......................................................................................................................1

to represent him/her/it at the extraordinary shareholders’ meeting (and at all other meetings that will be held with the same agenda if the extraordinary shareholders’ meeting would be adjourned or postponed) to, as the case may be, vote on its postponement, deliberate, vote on all agenda items in accordance with the instructions below and, in general, to do all which is necessary or useful for the implementation of this proxy.

1 Warning - A potential conflict of interests arises if:
-	you appoint as a proxy holder (i) Delhaize Group itself, an entity controlled by it, a shareholder controlling the Company or any other entity controlled by such shareholder; (ii) a member of the Board of Directors or of the corporate bodies of the Company, of a shareholder controlling the Company or of any other controlled entity referred to under (i); (iii) an employee or a statutory auditor of the Company, of any shareholder controlling the Company or of any other controlled entity referred to under (i); (iv) a person who has a parental tie with a natural person referred to under (i) to (iii) or who is the spouse or the legal cohabitant of such person or of a relative of such person;
-	proxy forms are returned to Delhaize Group without indicating a proxyholder, in which case Delhaize Group will appoint, as proxy holder, a member of the Board of Directors of Delhaize Group or one of its employees.
More information concerning the rules governing conflicts of interests between shareholders and their proxy holders can be found in the “Shareholders’ Meetings” section (document: Information on Shareholders’ Rights) of the website of Delhaize Group at www.delhaizegroup.com.

Agenda

1.	Acknowledgment and discussion of the following documents of which the shareholders could receive a copy free of charge:

i.	the joint cross-border merger proposal, drawn up by the Management Board of Koninklijke Ahold N.V. (“Ahold”) and the Board of Directors of the Company, in accordance with Article 5 of Directive 2005/56/EC of the European Parliament and of the Council of 26 October 2005 on cross-border mergers of limited liability companies, Article 772/6 of the Belgian Companies Code and section 2:312 juncto 2:326 juncto 2:333d of the Dutch Civil Code (the “Merger Proposal”);

ii.	the board report, drawn up by the Board of Directors of the Company, in accordance with Article 7 of Directive 2005/56/EC of the European Parliament and of the Council of 26 October 2005 on cross-border mergers of limited liability companies and Article 772/8 of the Belgian Companies Code (the “Board Report”); and

iii.	the report, drawn up by the Company’s statutory auditor, in accordance with Article 8 of Directive 2005/56/EC of the European Parliament and of the Council of 26 October 2005 on cross-border mergers of limited liability companies and Article 772/9 of the Belgian Companies Code (the “Auditor’s Report”).

2.	Communication of any material changes in the assets and liabilities of the companies involved in the merger between the date of the Merger Proposal and the date of the merger, in accordance with Article 696 juncto 772/1 of the Belgian Companies Code.

3.	Cross-border merger by acquisition of the Company by Ahold – Reference provisions of the Dutch Law Role Employees at European Legal Entities – Transfer of real estate

Proposed resolution: approval of:

i.	the Merger Proposal, conditional upon the satisfaction of the conditions precedent set out in the Merger Proposal and effective as from 00:00 a.m. CET on the first day after the day on which a Dutch civil law notary executes the Dutch notarial deed of cross-border merger (the “Effective Time”);

ii.	the cross-border merger by acquisition of the Company by Ahold within the meaning of Article 2.2 a) of Directive 2005/56/EC of the European Parliament and of the Council of 26 October 2005 on cross-border mergers of limited liability companies, Articles 671 and 772/1 of the Belgian Companies Code and Section 2:309 juncto Section 2:333 of the Dutch Civil Code, in accordance with the terms of the Merger Proposal, conditional upon the satisfaction of the conditions precedent set out in the Merger Proposal and effective as from and conditional upon the Effective Time, and hence dissolution without liquidation of the Company;

iii.	the application of the reference provisions of Section 1:31, subsections 2 and 3 of the Dutch Law Role Employees at European Legal Entities (Wet Rol Werknemers bij Europese Rechtspersonen) (the “RWER Law”) instead of initiating negotiations with a special negotiating body (as referred to in Section 2:333k subsection 12 of the Dutch Civil Code) and, hence, to continue the existing situation at the level of Ahold or at the level of the Company with respect to employee participation as defined in Article 1:1 of the RWER Law; and

iv.	the fact that the real property and immovable rights in rem of which the Company declares to be the owner shall be the subject of separate notarial deeds which shall contain the legal formalities to be complied with regarding the transfer of such real property and immovable rights in rem (without prejudice to the legal formalities which are contained in the minutes of this extraordinary shareholders’ meeting) and which shall be transcribed in the records of the competent mortgage registries.

4.	Grant of Delhaize EU PSUs to Mr. Frans Muller

Proposed resolution: approval of the exceptional grant to Mr. Frans Muller of Delhaize EU PSUs prior to the day on which a Dutch civil law notary executes the Dutch notarial deed of cross-border merger (the “Closing”) and with a value of EUR 1.5 million. The vesting of the Delhaize EU PSUs shall occur three years after grant, subject to company performance against financial targets, which currently relate to shareholder value creation, fixed upon grant. The number of shares to be received upon vesting of the Delhaize EU PSUs will vary from 0% to 150% of the awarded number of Delhaize EU PSUs, in function of the achieved company performance against financial targets and upon Closing the performance will be measured against targets as set for the combined company’s long-term incentive plan.

Vesting of the Delhaize EU PSUs granted under this exceptional grant will be conditional upon (i) Closing taking place, and (ii) Mr. Frans Muller’s continued work under his management contract with the Company on the date of Closing. If any of these vesting conditions is not met, vesting will not take place and the Delhaize EU PSUs granted under this exceptional grant will automatically expire and become null and void.

Upon Closing, the Delhaize EU PSUs granted under this exceptional grant will be converted into performance shares under the combined company’s long-term incentive plan.

5.	Release from liability of the directors

Proposed resolution: approval of the release of the directors from any liability arising from the performance of their duties during the period from 1 January 2016 until the date of this extraordinary shareholders’ meeting.

6.	Delegation of powers

Proposed resolution: approval of the delegation of powers to:

i.	B-Docs BVBA, having its registered office at Willem De Zwijgerstraat 27, 1000 Brussels, with the power to sub-delegate, to perform all formalities with the Register of Legal Entities, the VAT administration and any business one-stop-shop in order to amend and/or cancel the registration of the Company with the Crossroads Bank for Enterprises, as well as to perform all formalities resulting from the dissolution of the Company;

ii.	any current director of the Company, as well as to Philippe Dechamps, Nicolas Jérôme, Els Steen and Benoit Stockman, acting individually and with the power to sub-delegate, to sign, jointly with one or more representative(s) to be appointed by the general meeting of Ahold, the notarial deeds referred to in resolution 3.iv. above, as well as any rectifying notarial deeds regarding any material errors or omissions with respect to the real property or immovable rights in rem of the Company; and

iii.	any current director of the Company, as well as to Philippe Dechamps and Nicolas Jérôme, acting individually and with the power to sub-delegate, to implement the decisions taken by the extraordinary shareholders’ meeting and to carry out all necessary or useful formalities to that effect.

VOTING INSTRUCTIONS:
Please indicate (with a cross) your voting instruction for each proposed resolution.

Item 1 on the agenda does not require a vote			Item 2 on the agenda does not require a vote

Vote on proposed resolution 3			Vote on proposed resolution 4
-	vote in favor	( )	-	vote in favor	( )
-	vote against	( )	-	vote against	( )
-	abstain	( )	-	abstain	( )
Vote on proposed resolution 5			Vote on proposed resolution 6
-	vote in favor	( )	-	vote in favor	( )
-	vote against	( )	-	vote against	( )
-	abstain	( )	-	abstain	( )

If the undersigned did not provide a specific voting instruction with respect to any of the above proposed resolutions or if, for whatever reason, there is insufficient clarity with regard to the voting instructions given, then:

(i)	the proxy holder will vote in favor of the proposed resolution(s) concerned; OR

(ii)	if the undersigned has crossed out item (i) immediately above, the proxy holder will vote in the best interest of the undersigned.

* * *

We remind you that in case of a potential conflict of interests if the undersigned has not given a specific voting instruction with respect to any of the above proposed resolutions or if, for whatever reason, there is insufficient clarity with regard to the voting instructions given, the undersigned will always be deemed to have given a specific voting instruction to the proxy holder to vote in favor of the proposed resolution(s) concerned.

NEW ITEMS OR RESOLUTIONS

Pursuant to Article 533ter of the Belgian Companies Code, Delhaize Group will, in order to allow shareholders to give specific voting instructions thereon, make a revised shareholder proxy form available if new agenda items and/or new/alternative proposed resolutions are validly filed. The following voting instructions will therefore only be applicable if you fail to provide your proxy holder with new specific voting instructions after the date of this proxy.

1.	If, in accordance with Article 533ter of the Belgian Companies Code, new items are added to the agenda after the date of this proxy, the proxy holder shall (please indicate (with a cross) your selection):

(..)	abstain from voting on the new items and proposed resolutions concerned;

(..)	vote or abstain from voting on the new items and proposed resolutions concerned as he/she/it will deem fit, taking into consideration the interests of the undersigned.

If the undersigned fails to indicate a choice above, the proxy holder will be required to abstain from voting on the new items and proposed resolutions concerned. In case of a conflict of interests, the proxy holder will always be required to refrain from participating in the vote on the new items and proposed resolutions concerned.

2.	If, also in accordance with Article 533ter of the Belgian Companies Code, new/alternative proposed resolutions are filed after the date of this proxy, the proxy holder shall (please indicate (with a cross) your selection):

(..)	abstain from voting on the new/alternative proposed resolutions concerned and vote or abstain from voting on the existing proposed resolutions in accordance with the instructions set out above;

(..)	vote or abstain from voting on the new/alternative proposed resolutions concerned as he/she/it will deem fit, taking into consideration the interests of the undersigned.

If the undersigned fails to indicate a choice above, the proxy holder will be required to abstain from voting on the new/alternative proposed resolutions concerned and will be required to vote or abstain from voting on the existing proposed resolutions in accordance with the instructions set out above. However, the proxy holder will be entitled to deviate from the above voting instructions should their implementation be detrimental to the interests of the undersigned. In that event, the proxy holder shall notify the undersigned of any such deviation as well as the justification therefor. In case of a conflict of interests, the proxy holder will always be required to refrain from participating in the vote on the new/alternative proposed resolutions.

*  *  *

Owners of dematerialized securities must return their signed proxies by mail, fax or e-mail by Tuesday March 8, 2016 before 5:00 pm (CET) to Euroclear Belgium, attn. Issuer Services, 1 Boulevard du Roi Albert II, 1210 Brussels (Belgium) (e-mail: ebe.issuer@euroclear.com / fax : +32 2 337 54 46).

Owners of registered securities must return their signed proxies to the Company by mail, fax or e-mail at the address or number mentioned below by Tuesday March 8, 2016 before 5:00 pm (CET).

Shareholders who wish to be represented by a proxy holder must in addition comply with the registration procedure described in the notice of the shareholders’ meeting.

This proxy is irrevocable. Holders of shares who granted a proxy may still attend the shareholders’ meeting but will not be permitted to vote in person.

Address of the Company:

Delhaize Group SA/NV
c/o Ms. Sandy Paquet
Square Marie Curie 40
1070 Brussels
Belgium
Tel: +32 2 412 75 82
Fax: +32 2 412 83 89
e-mail: generalmeeting@delhaizegroup.com

Signature:

Name:

Capacity:

Date:

Legal entities must specify the first name, family name and title of the natural person who signs this proxy on their behalf. If the undersigned is not a natural person who executes this proxy him/herself, the signatory hereby declares and warrants to Delhaize Group to have full authority to execute this proxy on behalf of the undersigned.

Annex 3 to Exhibit 99.1

Delhaize Group SA/NV
Rue Osseghemstraat 53
1080 Brussels, Belgium
Register of legal entities 0402.206.045 (Brussels)
www.delhaizegroup.com

VOTE BY CORRESPONDENCE

The undersigned:

First name	:

Family name	:

Domicile	:

or

Corporate name	:

Form of corporation	:

Registered office	:

holder of1:

a total of ................ registered shares of Delhaize Group SA/NV, with registered office at rue Osseghemstraat 53, 1080 Brussels, Belgium, registered with the Register of Legal Entities under number 0402.206.045 (“Delhaize Group” or the “Company”)

and/or

a total of ..................... dematerialized shares of Delhaize Group,

hereby declares to vote with ............... of his/her/its shares2 as selected below with respect to the items on the agenda of the extraordinary shareholders’ meeting of Delhaize Group that will take place on Monday March 14, 2016 at 2 :00 p.m. (CET) at the Proximus Lounge, rue Stroobantsstraat 51 in 1140 Brussels, Belgium, limited however to the number of shares the holding of which is established on the record date, i.e., on Monday February 29, 2016 at 11:59 p.m. (CET).

[1]	Please complete as appropriate.
[2]	Please indicate the number of shares for which you want to vote by correspondence during the extraordinary shareholders’ meeting. If no indication of such number has been made, you are deemed to vote with the total number of shares you indicated on this form that you hold.

Agenda

1.	Acknowledgment and discussion of the following documents of which the shareholders could receive a copy free of charge:

i.	the joint cross-border merger proposal, drawn up by the Management Board of Koninklijke Ahold N.V. (“Ahold”) and the Board of Directors of the Company, in accordance with Article 5 of Directive 2005/56/EC of the European Parliament and of the Council of 26 October 2005 on cross-border mergers of limited liability companies, Article 772/6 of the Belgian Companies Code and section 2:312 juncto 2:326 juncto 2:333d of the Dutch Civil Code (the “Merger Proposal”);

ii.	the board report, drawn up by the Board of Directors of the Company, in accordance with Article 7 of Directive 2005/56/EC of the European Parliament and of the Council of 26 October 2005 on cross-border mergers of limited liability companies and Article 772/8 of the Belgian Companies Code (the “Board Report”); and

iii.	the report, drawn up by the Company’s statutory auditor, in accordance with Article 8 of Directive 2005/56/EC of the European Parliament and of the Council of 26 October 2005 on cross-border mergers of limited liability companies and Article 772/9 of the Belgian Companies Code (the “Auditor’s Report”).

2.	Communication of any material changes in the assets and liabilities of the companies involved in the merger between the date of the Merger Proposal and the date of the merger, in accordance with Article 696 juncto 772/1 of the Belgian Companies Code.

3.	Cross-border merger by acquisition of the Company by Ahold – Reference provisions of the Dutch Law Role Employees at European Legal Entities – Transfer of real estate

Proposed resolution: approval of:

i.	the Merger Proposal, conditional upon the satisfaction of the conditions precedent set out in the Merger Proposal and effective as from 00:00 a.m. CET on the first day after the day on which a Dutch civil law notary executes the Dutch notarial deed of cross-border merger (the “Effective Time”);

ii.	the cross-border merger by acquisition of the Company by Ahold within the meaning of Article 2.2 a) of Directive 2005/56/EC of the European Parliament and of the Council of 26 October 2005 on cross-border mergers of limited liability companies, Articles 671 and 772/1 of the Belgian Companies Code and Section 2:309 juncto Section 2:333 of the Dutch Civil Code, in accordance with the terms of the Merger Proposal, conditional upon the satisfaction of the conditions precedent set out in the Merger Proposal and effective as from and conditional upon the Effective Time, and hence dissolution without liquidation of the Company;

iii.	the application of the reference provisions of Section 1:31, subsections 2 and 3 of the Dutch Law Role Employees at European Legal Entities (Wet Rol Werknemers bij Europese Rechtspersonen) (the “RWER Law”) instead of initiating negotiations with a special negotiating body (as referred to in Section 2:333k subsection 12 of the Dutch Civil Code) and, hence, to continue the existing situation at the level of Ahold or at the level of the Company with respect to employee participation as defined in Article 1:1 of the RWER Law; and

iv.	the fact that the real property and immovable rights in rem of which the Company declares to be the owner shall be the subject of separate notarial deeds which shall contain the legal formalities to be complied with regarding the transfer of such real property and immovable rights in rem (without prejudice to the legal formalities which are contained in the minutes of this extraordinary shareholders’ meeting) and which shall be transcribed in the records of the competent mortgage registries.

4.	Grant of Delhaize EU PSUs to Mr. Frans Muller

Proposed resolution: approval of the exceptional grant to Mr. Frans Muller of Delhaize EU PSUs prior to the day on which a Dutch civil law notary executes the Dutch notarial deed of cross-border merger (the “Closing”) and with a value of EUR 1.5 million. The vesting of the Delhaize EU PSUs shall occur three years after grant, subject to company performance against financial targets, which currently relate to shareholder value creation, fixed upon grant. The number of shares to be received upon vesting of the Delhaize EU PSUs will vary from 0% to 150% of the awarded number of Delhaize EU PSUs, in function of the achieved company performance against financial targets and upon Closing the performance will be measured against targets as set for the combined company’s long-term incentive plan.

Vesting of the Delhaize EU PSUs granted under this exceptional grant will be conditional upon (i) Closing taking place, and (ii) Mr. Frans Muller’s continued work under his management contract with the Company on the date of Closing. If any of these vesting conditions is not met, vesting will not take place and the Delhaize EU PSUs granted under this exceptional grant will automatically expire and become null and void. Upon Closing, the Delhaize EU PSUs granted under this exceptional grant will be converted into performance shares under the combined company’s long-term incentive plan.

5.	Release from liability of the directors

Proposed resolution: approval of the release of the directors from any liability arising from the performance of their duties during the period from 1 January 2016 until the date of this extraordinary shareholders’ meeting.

6.	Delegation of powers

Proposed resolution: approval of the delegation of powers to:

i.	B-Docs BVBA, having its registered office at Willem De Zwijgerstraat 27, 1000 Brussels, with the power to sub-delegate, to perform all formalities with the Register of Legal Entities, the VAT administration and any business one-stop-shop in order to amend and/or cancel the registration of the Company with the Crossroads Bank for Enterprises, as well as to perform all formalities resulting from the dissolution of the Company;

ii.	any current director of the Company, as well as to Philippe Dechamps, Nicolas Jérôme, Els Steen and Benoit Stockman, acting individually and with the power to sub-delegate, to sign, jointly with one or more representative(s) to be appointed by the general meeting of Ahold, the notarial deeds referred to in resolution 3.iv. above, as well as any rectifying notarial deeds regarding any material errors or omissions with respect to the real property or immovable rights in rem of the Company; and

iii.	any current director of the Company, as well as to Philippe Dechamps and Nicolas Jérôme, acting individually and with the power to sub-delegate, to implement the decisions taken by the extraordinary shareholders’ meeting and to carry out all necessary or useful formalities to that effect.

VOTING SELECTION:
Please indicate your voting selection for each proposed resolution.

Item 1 on the agenda does not require a vote			Item 2 on the agenda does not require a vote

Vote on proposed resolution 3			Vote on proposed resolution 4
-	vote in favor	( )	-	vote in favor	( )
-	vote against	( )	-	vote against	( )
-	abstain	( )	-	abstain	( )
Vote on proposed resolution 5			Vote on proposed resolution 6
-	vote in favor	( )	-	vote in favor	( )
-	vote against	( )	-	vote against	( )
-	abstain	( )	-	abstain	( )

Forms that do not indicate a voting selection are invalid.

This signed form for voting by correspondence must be delivered to the Company by mail, fax or e-mail at the address below by Tuesday March 8, 2016 before 5:00 pm (CET). Shareholders who wish to vote by correspondence must in addition comply with the registration procedure described in the notice of this extraordinary shareholders’ meeting.

A vote by correspondence is irrevocable. Holders of shares who voted by correspondence may still attend the shareholders’ meeting but will not be permitted to vote in person or by proxy for the number of shares for which they voted by correspondence.

In case shareholders, in accordance with Article 533ter of the Belgian Companies Code, exercise their right to table new/alternative resolution proposals for existing agenda items, the votes by correspondence received by the Company before the completed agenda has been issued will remain valid for the items covered by the present form. However, votes on agenda items for which new/alternative resolution proposals have been tabled will be invalid. In that case, shareholders may vote by correspondence on these new/alternative resolution proposals using the revised forms to vote by correspondence which the Company will make available.

In case shareholders, in accordance with Article 533ter of the Belgian Companies Code, exercise their right to put new items on the agenda of the shareholders’ meeting, shareholders may vote by correspondence on these new items using the revised forms to vote by correspondence which the Company will make available in that case. The votes contained in this form which relate to existing agenda items will remain valid.

Address of the Company:

Delhaize Group SA/NV
c/o Ms. Sandy Paquet
Square Marie Curie 40
1070 Brussels
Belgium
Tel: +32 2 412 75 82
Fax: +32 2 412 83 89
email: generalmeeting@delhaizegroup.com

Signature:

Name:

Capacity:

Date:

Legal entities must specify the first name, family name and title of the natural person who signs this form on their behalf. If the undersigned is not a natural person who executes this form him/herself, the signatory hereby declares and warrants to Delhaize Group to have full authority to execute this form on behalf of the undersigned.

Annex 4 to Exhibit 99.1

Delhaize Group SA/NV
Rue Osseghemstraat 53
1080 Brussels, Belgium
Register of legal entities 0402.206.045 (Brussels)
www.delhaizegroup.com

INFORMATION ON SHAREHOLDERS’ RIGHTS Dated 1 February 2016

This document aims to summarise the main rights attached to the shares of Delhaize Group SA/NV (the “Company”) as well as their exercise modalities, in particular in relation to the participation in and the voting at shareholders’ meetings. In the event of contradiction between the content of this document and the rules provided in the Companies Code or the articles of association, such rules will prevail. This overview is given for information purposes only and cannot be considered as legal advice.

1	Right to request that a shareholders’ meeting be convened

A shareholders’ meeting must be convened at the request of shareholders holding together one fifth of the share capital. In the latter case, shareholders must indicate in their request the items to be included in the agenda and the board of directors or the auditor must convene a shareholders’ meeting within six weeks as from the request.

2	Right to participate in shareholders’ meetings

The right of a shareholder to participate in, and vote at, shareholders’ meetings is subject to the registration of its shares in its name at 11:59 pm (Belgian time) on the record date, which is the 14th calendar day preceding the shareholders’ meeting concerned. The shareholder is allowed to vote with the number of shares registered on the record date regardless of the number of shares he/she/it owns on the date of the shareholders’ meeting.

In addition to registering its shares, shareholders have to notify the Company (or the person designated by the Company for that purpose) of their intention to take part in the meeting at the latest on the 6th calendar day preceding the date of the shareholders’ meeting concerned.

This registration and confirmation procedure is set out in detail in the convening notice.

Holders of bonds or warrants issued by the Company may attend the meeting in an advisory capacity as provided by the Belgian Companies Code and are subject to the same registration and confirmation procedure as applicable to shareholders.

3	Right to receive information

Shareholders have the right to access and to obtain at no cost copies of (i) the text of the convening notices (including resolution proposals) and the revised agenda (if any), (ii) the total number of shares and voting rights, (iii) documents that will be submitted to the shareholders’ meeting (including accounts and reports), (iv) if applicable, new agenda items and/or resolution proposals filed by shareholders and (v) forms that may be used to vote by proxy. All these documents can be accessed on business days and during normal office hours, at the address mentioned in the convening notice or on the Company’s website (www.delhaizegroup.com) as from the date of publication of the convening notice for the shareholders’ meeting concerned. In addition, holders of registered shares will receive the above mentioned documentation together with the convening notice for that shareholders’ meeting.

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Minutes of the meeting will mention, for each resolution, the exact number of shares for which votes have been validly cast, the proportion of share capital represented by these votes, the total number of votes validly cast, the number of votes cast for and against each resolution and, if applicable, the number of abstentions. This information will be disclosed on the website of the Company (www.delhaizegroup.com) within 15 calendar days following the shareholders’ meeting.

4	Right to add items to the agenda and to file resolution proposals

One or more shareholders holding together at least 3% of the share capital may add items to the agenda of a shareholders’ meeting or file new/alternative resolution proposals relating to topics already on the agenda.

Such right does not apply, however, to a shareholders’ meeting that has been reconvened because the first shareholders’ meeting could not validly deliberate for lack of quorum.

Shareholders will have to prove ownership of at least 3% of the share capital on the date the request is made. In addition, shareholders will have to register at least 3% of the share capital on the record date of the relevant shareholders’ meeting.

The ownership at the request date will be evidenced for holders of registered shares by a certificate establishing that the corresponding shares are registered in the Company’s share register or for holders of dematerialised shares by a certificate issued by a financial intermediary, an authorized securities account keeper or a clearing institution certifying the registration of the shares in one or more accounts.

Shareholders must send their written requests to the Company by postal correspondence or by e-mail to the address indicated in the convening notice for the shareholders’ meeting concerned. The requests must be accompanied by the text of the items to be added to the agenda as well as the corresponding resolutions or the text of the newly proposed resolutions concerning items that were already on the agenda. Such requests must contain the requesting shareholders’ postal or electronic address to allow the Company to confirm receipt thereof within 48 hours. All requests must be received by the Company at the latest on the 22nd calendar day preceding the shareholders’ meeting concerned. The Company will publish a revised agenda, taking into account the proposals validly submitted by the shareholders, at the latest on the 15th calendar day prior to that shareholders’ meeting. Revised proxy forms and, if applicable, revised forms for voting remotely will also be published on the Company’s website within this timeframe.

5	Right to ask questions

Shareholders have the right to address questions in relation to the items on the agenda to the board of directors and to the auditor in writing, provided that the questions are received by the Company at the latest on the 6th calendar day prior to the shareholders’ meeting concerned. Shareholders are also entitled to orally ask questions at the shareholders’ meeting in relation to the items on the agenda. Written questions of shareholders will only be considered if shareholders have complied with the registration and confirmation procedure set out in the convening notice. Answers are provided orally at the shareholders’ meeting unless such answers would prejudice the Company’s commercial interests or the confidentiality commitments undertaken by the Company, its directors or its auditor. The board of directors and the auditor can provide a global answer to questions on the same matter.

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6	Right to vote

Each share entitles its holder to one vote which he/she/it can exercise in person, remotely or by proxy. However, the voting rights pertaining to unpaid shares are automatically suspended so long as called payments, duly made and claimable, have not been made. The Company is also entitled to suspend the exercise of voting rights vested in a share in case there are joint owners of this share until one person has been appointed in writing by all the co-owners to exercise those rights. Furthermore, no one will be allowed to vote at the shareholders’ meeting a number of securities greater than the number validly disclosed in accordance with the Belgian legislation on the disclosure of major shareholdings at the latest twenty days before such meeting, it being understood that a shareholder will in any event be allowed to vote a number of securities that does not exceed three per cent of the total of the voting rights existing on the day of that shareholders’ meeting or which is in between two successive disclosure thresholds.

The holders of bonds or subscription rights may attend shareholders’ meetings if they have complied with the registration and confirmation procedure applicable to shareholders, but do not have the right to vote.

6.1	Voting by proxy

All holders of securities entitled to vote may be represented at the shareholders’ meeting in accordance with applicable rules.

Proxy holders need not be shareholders. Shareholders may designate only one person as proxy holder, except in circumstances where Belgian law allows the designation of multiple proxy holders. A proxy given for a certain shareholders’ meeting remains valid for all subsequent meetings with the same agenda. Shareholders are invited to designate a proxy holder using the form prepared by the Company. The appointment of a proxy holder by a shareholder is made in writing or by electronic means and must be signed by the shareholder, as the case may be with an electronic signature in accordance with the applicable legal requirements. The notification of the appointment must be made in writing or by electronic means and must reach the Company (at the address indicated in the convening notice) at the latest on the 6th calendar day before the shareholders’ meeting concerned. Only proxies sent by shareholders who have complied with the registration and confirmation procedure set out in the convening notice are taken into account for the calculation of the quorum and voting majority. Any appointment of a proxy holder must comply with the applicable Belgian legislation, notably in terms of conflicting interests.

In case shareholders, in accordance with Article 533ter of the Companies Code, exercise their right to add items to the agenda and to file resolution proposals, proxies filed prior to the publication of the revised agenda shall remain valid for the agenda items they cover. In case new/alternative resolution proposals are filed with regard to existing agenda items, the proxy holder will always be entitled to deviate from previously given voting instructions should their implementation be detrimental to the interests of the shareholder. In that event, the proxy holder shall notify the latter of any such deviation as well as the justification thereof. The proxy also needs to indicate whether, in case new items are added to the agenda by shareholders, the proxy holder is entitled to vote on the new items or whether he/she/it should abstain.

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Finally, in case of a potential conflict of interests between the proxy holder and the shareholder, the proxy holder (i) must disclose the specific facts which may be relevant for the shareholder in assessing any risk that the proxy holder might pursue any interest other than the interest of the shareholder and (ii) may exercise the voting right only where he/she/it has received specific voting instructions for each item of the agenda. A conflict of interests exists, for example, when shareholders appoint one of the following persons as a proxy holder: (i) the Company itself, an entity controlled by it, a shareholder controlling the Company or any other entity controlled by such shareholder; (ii) a member of the board of directors, of the corporate bodies of the Company, of a shareholder controlling the Company or of any other controlled entity referred to under (i); (iii) an employee or a (statutory) auditor of the Company, of the shareholder controlling the Company or of any other controlled entity referred to under (i); (iv) a person who has a parental tie with a natural person referred to under (i) to (iii) or who is the spouse or the legal cohabitant of such person or of a relative of such person.

6.2	Voting remotely in advance of the shareholders’ meeting

Shareholders are authorised, before the shareholders’ meeting concerned, to vote by correspondence or, if permitted by the convening notice, by electronic means. Such votes must be cast on the form prepared by the Company. Such forms must be signed by the shareholder, as the case may be with an electronic signature in accordance with the applicable legal requirements. The Company must receive original signed forms at the latest on the 6th calendar day before the shareholders’ meeting concerned. The form for voting remotely filed for a certain shareholders’ meeting remains valid for all subsequent meetings with the same agenda. Forms which do not indicate a positive or a negative vote, or an abstention, are void. Shareholders voting remotely must, in order for their vote to be taken into account for the calculation of the quorum and voting majority, comply with the registration and confirmation procedure set out in the convening notice. A vote by correspondence is irrevocable. Holders of shares who voted remotely may still attend the shareholders’ meeting but will not be permitted to vote in person or by proxy for the number of shares for which they voted remotely.

In case shareholders, in accordance with Article 533ter of the Companies Code, exercise their right to table new/alternative resolution proposals for existing agenda items, votes by correspondence received by the Company before the completed agenda has been issued will remain valid for the items covered by such form. However, votes on agenda items for which new/alternative resolution proposals have been tabled will be invalid. In that case, shareholders may vote by correspondence on these new/alternative resolution proposals using the revised forms to vote by correspondence which the Company will make available.

In case shareholders, in accordance with Article 533ter of the Companies Code, exercise their right to put new items on the agenda of the shareholders’ meeting, shareholders may vote by correspondence on these new items using the revised forms to vote by correspondence which the Company will make available in that case. The votes contained in the original form which relate to existing agenda items will remain valid.

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